Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement on Amendment No. 1 to Form S-3 and related Prospectus of PHX Minerals Inc. for the registration of Class A common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated December 10, 2020, with respect to the consolidated financial statements of PHX Minerals Inc.,  and the effectiveness of internal control over financial reporting of PHX Minerals Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

December 10, 2020